                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             CONE MILLS CORPORATION
                             ----------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   206814 10 5
                                 --------------
                                 (CUSIP Number)

                            Albert A. Woodward, Esq.
                                Maun & Simon, PLC
                        2000 Midwest Plaza Building West
                                801 Nicollet Mall
                          Minneapolis, Minnesota 55402
                                 (612) 904-7400
                                 --------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                December 16, 1998
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                     (Cover page continued on next 16 pages)

                                  SCHEDULE 13D
                              CUSIP NO. 206814 10 5
--------------------------------------------------------------------------------
(1) Names of reporting persons............................     MARC H. KOZBERG
I.R.S. Identification Nos. of above persons
(entities only)...........................................
--------------------------------------------------------------------------------
(2) Check the  appropriate  box if a member of a group (see  (a)     X
instructions)
                                                            --------------------
                                                             (b)
--------------------------------------------------------------------------------
(3) SEC use only..........................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)                       PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings
is required pursuant to Items 2(d)
or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..................   USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by
each reporting person with:

     (7) Sole voting power................................   -0-

     (8) Shared voting power..............................   200,000

     (9) Sole dispositive power...........................   -0-

     (10) Shared dispositive power........................   200,000
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned
by each reporting person.                                    200,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...   0.8%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........   IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                              CUSIP NO. 206814 10 5
--------------------------------------------------------------------------------
(1) Names of reporting persons............................   BRUCE E. HENDRY
I.R.S. Identification Nos. of above persons
(entities only)...........................................
--------------------------------------------------------------------------------
(2) Check the  appropriate  box if a member of a group (see  (a)     X
instructions)
                                                            --------------------
                                                             (b)
--------------------------------------------------------------------------------
(3) SEC use only..........................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)                       PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings
is required pursuant to Items 2(d)
or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..................   USA
--------------------------------------------------------------------------------
Number of shares beneficially owned
by each reporting person with:


     (7) Sole voting power................................   795,700

     (8) Shared voting power..............................   -0-

     (9) Sole dispositive power...........................   795,700

     (10) Shared dispositive power........................   -0-
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially
owned by each reporting person.                              795,700
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...   3.1%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........   IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons............................   DR. DEMETRE
I.R.S. Identification Nos. of above persons                  NICOLOFF
(entities only)...........................................
--------------------------------------------------------------------------------
(2) Check the  appropriate  box if a member of a group (see  (a)     X
instructions)
                                                            --------------------
                                                             (b)
--------------------------------------------------------------------------------
(3) SEC use only..........................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)                       PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..................   USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by
each reporting person with:

     (7) Sole voting power................................   70,000

     (8) Shared voting power..............................   200,000

     (9) Sole dispositive power...........................   70,000

     (10) Shared dispositive power........................   200,000
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned
by each reporting person.                                    270,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...   1.1%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........   IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons............................   G. JAMES SPINNER
I.R.S. Identification Nos. of above persons
(entities only)...........................................
--------------------------------------------------------------------------------
(2) Check the  appropriate  box if a member of a group (see  (a)     X
instructions)
                                                            --------------------
                                                             (b)
--------------------------------------------------------------------------------
(3) SEC use only..........................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)                       PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings
is required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..................   USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by
each reporting person with:

     (7) Sole voting power................................    50,000

     (8) Shared voting power..............................   200,000

     (9) Sole dispositive power...........................    50,000

     (10) Shared dispositive power........................   200,000
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each
reporting person.                                            250,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...   0.9%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........   IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons............................   ROBERT H. PAYMAR
I.R.S. Identification Nos. of above persons
(entities only)...........................................
--------------------------------------------------------------------------------
(2) Check the  appropriate  box if a member of a group (see  (a)     X
instructions)
                                                            --------------------
                                                             (b)
--------------------------------------------------------------------------------
(3) SEC use only..........................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)                       PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings
is required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..................   USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by
each reporting person with:

     (7) Sole voting power................................   100,000

     (8) Shared voting power..............................   200,000

     (9) Sole dispositive power...........................   100,000

     (10) Shared dispositive power........................   200,000
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each
reporting person.                                            300,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...   1.2%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........   IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons............................   STANLEY I.
I.R.S. Identification Nos. of above persons                  BARENBAUM
(entities only)...........................................
--------------------------------------------------------------------------------
(2) Check the  appropriate  box if a member of a group (see  (a)     X
instructions)
                                                            --------------------
                                                             (b)
--------------------------------------------------------------------------------
(3) SEC use only..........................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)                       PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings
is required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..................   USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................   -0-

     (8) Shared voting power..............................   200,000

     (9) Sole dispositive power...........................   -0-

     (10) Shared dispositive power........................   200,000
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each
reporting person.                                            200,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...   0.8%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........   IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons............................   JAMES A. POTTER
I.R.S. Identification Nos. of above persons
(entities only)...........................................
--------------------------------------------------------------------------------
(2) Check the  appropriate  box if a member of a group (see  (a)     X
instructions)
                                                            --------------------
                                                             (b)
--------------------------------------------------------------------------------
(3) SEC use only..........................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)                       PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings
is required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..................   USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by
each reporting person with:

     (7) Sole voting power................................   18,000

     (8) Shared voting power..............................   -0-

     (9) Sole dispositive power...........................   18,000

     (10) Shared dispositive power........................   -0-
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                                       18,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...   less than 0.1%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........   IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons............................   SUSAN N. POTTER
I.R.S. Identification Nos. of above persons
(entities only)...........................................
--------------------------------------------------------------------------------
(2) Check the  appropriate  box if a member of a group (see  (a)     X
instructions)
                                                            --------------------
                                                             (b)
--------------------------------------------------------------------------------
(3) SEC use only..........................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)                       PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings
is required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..................   USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by
each reporting person with:

     (7) Sole voting power................................   2,500

     (8) Shared voting power..............................   -0-

     (9) Sole dispositive power...........................   2,500

     (10) Shared dispositive power........................   -0-
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                                       2,500
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...   less than 0.1%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........   IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons............................  SUMMIT CAPITAL
I.R.S. Identification Nos. of above persons                 APPRECIATION FUND LP
(entities only) ..........................................  41-1822728
--------------------------------------------------------------------------------
(2) Check the  appropriate  box if a member of a group (see  (a)     X
instructions)
                                                            --------------------
                                                             (b)
--------------------------------------------------------------------------------
(3) SEC use only..........................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)                       WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..................   MINNESOTA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................   200,000

     (8) Shared voting power..............................   -0-

     (9) Sole dispositive power...........................   200,000

     (10) Shared dispositive power........................   -0-
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned
by each reporting person.                                    200,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...   0.8%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........   PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons............................   SCA MANAGEMENT
I.R.S. Identification Nos. of above persons                  PARTNERS, L.L.P.
(entities only)...........................................
--------------------------------------------------------------------------------
(2) Check the  appropriate  box if a member of a group (see  (a)     X
instructions)
                                                            --------------------
                                                             (b)
--------------------------------------------------------------------------------
(3) SEC use only..........................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)                       HC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings
is required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..................   MINNESOTA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................   -0-

     (8) Shared voting power..............................   200,000

     (9) Sole dispositive power...........................   -0-

     (10) Shared dispositive power........................   200,000
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                                       200,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...   0.8%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........   PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons............................   THE TEMPLE COMPANY,
I.R.S. Identification Nos. of above persons                  L.L.P.
(entities only) ..........................................   41-1340399
--------------------------------------------------------------------------------
(2) Check the  appropriate  box if a member of a group (see  (a)     X
instructions)
                                                            --------------------
                                                             (b)
--------------------------------------------------------------------------------
(3) SEC use only..........................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)                       WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings
is required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..................   MINNESOTA
--------------------------------------------------------------------------------
Number of shares beneficially owned by
each reporting person with:

     (7) Sole voting power................................   50,000

     (8) Shared voting power..............................   -0-

     (9) Sole dispositive power...........................   50,000

     (10) Shared dispositive power........................   -0-
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned
by each reporting person.                                    50,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...   0.2%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........   PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons............................   CHARMEL LIMITED
I.R.S. Identification Nos. of above persons                  PARTNERSHIP
(entities only) ..........................................   41-1859157
--------------------------------------------------------------------------------
(2) Check the  appropriate  box if a member of a group (see  (a)     X
instructions)
                                                            --------------------
                                                             (b)
--------------------------------------------------------------------------------
(3) SEC use only..........................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)                       WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings
is required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..................   NEVADA
--------------------------------------------------------------------------------
Number of shares beneficially owned
by each reporting person with:

     (7) Sole voting power................................   65,200

     (8) Shared voting power..............................   -0-

     (9) Sole dispositive power...........................   65,200

     (10) Shared dispositive power........................   -0-
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned
by each reporting person.                                    65,200
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...   0.3%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........   PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons............................   CHARMEL
I.R.S. Identification Nos. of above persons                  ENTERPRISES, INC.
(entities only)...........................................
--------------------------------------------------------------------------------
(2) Check the  appropriate  box if a member of a group (see  (a)     X
instructions)
                                                            --------------------
                                                             (b)
--------------------------------------------------------------------------------
(3) SEC use only..........................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)                       HC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings
is required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..................   NEVADA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................   -0-

     (8) Shared voting power..............................   65,200

     (9) Sole dispositive power...........................   -0-

     (10) Shared dispositive power........................   65,200
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned
by each reporting person.                                    65,200
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...   0.3%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........   HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons............................   RICHARD FITZGERALD
I.R.S. Identification Nos. of above persons
(entities only)...........................................
--------------------------------------------------------------------------------
(2) Check the  appropriate  box if a member of a group (see  (a)     X
instructions)
                                                            --------------------
                                                             (b)
--------------------------------------------------------------------------------
(3) SEC use only..........................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)                       PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings
is required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..................   USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................   -0-

     (8) Shared voting power..............................   50,000

     (9) Sole dispositive power...........................   -0-

     (10) Shared dispositive power........................   50,000
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned
by each reporting person.                                    50,000
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...   0.2%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........   IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons............................   CHARLES BERRY
I.R.S. Identification Nos. of above persons
(entities only)...........................................
--------------------------------------------------------------------------------
(2) Check the  appropriate  box if a member of a group (see  (a)     X
instructions)
                                                            --------------------
                                                             (b)
--------------------------------------------------------------------------------
(3) SEC use only..........................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)                       PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings
is required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..................   USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................   -0-

     (8) Shared voting power..............................   115,200

     (9) Sole dispositive power...........................   -0-

     (10) Shared dispositive power........................   115,200
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned
by each reporting person.                                    115,200
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...   0.5%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........   IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons............................   MELANIE BERRY
I.R.S. Identification Nos. of above persons
(entities only)...........................................
--------------------------------------------------------------------------------
(2) Check the  appropriate  box if a member of a group (see  (a)     X
instructions)
                                                            --------------------
                                                             (b)
--------------------------------------------------------------------------------
(3) SEC use only..........................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)                       PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings
is required pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization..................   USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................   -0-

     (8) Shared voting power..............................   65,200

     (9) Sole dispositive power...........................   -0-

     (10) Shared dispositive power........................   65,200
--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned
by each reporting person.                                    65,200
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...   0.3%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........   IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the voting Common Stock, par value $.01 of Cone Mills Corporation (the "Issuer"), a North Carolina corporation, having its principal place of business at 3101 North Elm Street, Greensboro, North Carolina 27415-6540.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed jointly by the individuals and entity identified below (collectively the "Holders"):

1.       Marc H. Kozberg
         Dougherty Summit Securities LLC
         90 South Seventh Street, Suite 4400
         Minneapolis, MN  55402
         Mr. Kozberg is an investor and is employed by Dougherty Summit Securities LLC

2.       Bruce E. Hendry
         Dougherty Summit Securities LLC
         90 South Seventh Street, Suite 4400
         Minneapolis, MN  55402
         Mr. Hendry is an investor and is employed by Dougherty Summit Securities LLC

3.       James A. Potter
         Dougherty Summit Securities LLC
         90 South Seventh Street, Suite 4400
         Minneapolis, MN  55402
         Mr. Potter is an investor and is employed by Dougherty Summit Securities LLC

4.       Susan N. Potter
         c/o Dougherty Summit Securities LLC
         90 South Seventh
         Street, Suite 4400
         Minneapolis, MN 55402
         Ms. Potter is an investor.

5.       Dr. Demetre Nicoloff
         920 East 28th Street
         Minneapolis, MN  55407
         Dr. Nicoloff is a physician with an office at the above address.

6.       G. James Spinner
         Dougherty Summit Securities LLC
         90 South Seventh Street, Suite 4400
         Minneapolis, MN  55402
         Mr. Spinner is an investor and is employed by Dougherty Summit Securities LLC

7.       Robert H. Paymar
         Dougherty Summit Securities LLC
         90 South Seventh Street, Suite 4400
         Minneapolis, MN  55402
         Mr. Paymar is an investor and is employed by Dougherty Summit Securities LLC

8.       Stanley I. Barenbaum
         c/o Dougherty Summit Securities LLC
         90 South Seventh Street, Suite 4400
         Minneapolis, MN 55402
         Mr. Barenbaum is an investor and is self employed

9.       Summit Capital Appreciation Fund LP
         Dougherty Summit Securities LLC
         90 South Seventh Street, Suite 4400
         Minneapolis, MN  55402
         Summit Capital Fund Appreciation Fund LP is a limited partnership organized in Minnesota. SCA Management Partners L.L.P., a Minnesota limited liability partnership, is the general partner of Summit Capital Appreciation Fund LP.

10.      SCA Management Partners, L.L.P.
         90 South Seventh Street, Suite 4400
         Minneapolis, MN  55402
         SCA Management Partners, L.L.P. is a Minnesota limited liability partnership. Messrs. Kozberg, Nicoloff, Spinner, Paymar, and Barenbaum are the partners of SCA Management Partners L.L.P.

11.      The Temple Company, L.L.P.
         c/o Dougherty Summit Securities LLC
         90 South Seventh Street, Suite 4400
         Minneapolis, MN  55402
         The Temple Company, L.L.P. is a Minnesota limited liability partnership. Messrs. Fitzgerald and Berry are the partners of The Temple Company, L.L.P.

12.      Charmel Limited Partnership
         c/o Dougherty Summit Securities LLC
         90 South Seventh Street, Suite 4400
         Minneapolis, MN  55402
         Charmel Limited Partnership is a Nevada limited partnership. Charmel Enterprises, Inc. is the general partner of Charmel Limited Partnership, owning 1% of its partnership interests. Charles and Melanie Berry are the limited partners of Charmel Limited Partnership, each owning 49.5% of its partnership interests.

13.      Charmel Enterprises, Inc.
         c/o Dougherty Summit Securities LLC
         90 South Seventh Street, Suite 4400
         Minneapolis, MN  55402
         Charmel Enterprises, Inc. is a Nevada corporation and the general partner of Charmel Limited Partnership. Charles Berry and Melanie Berry each own 50% of the outstanding stock of Charmel Enterprises, Inc.

14.      Richard Fitzgerald
         c/o Dougherty Summit Securities LLC
         90 South Seventh Street, Suite 4400
         Minneapolis, MN 55402
         Mr. Fitzgerald is an investor.

15.      Charles Berry
         c/o Dougherty Summit Securities LLC
         90 South Seventh Street, Suite 4400
         Minneapolis, MN  55402
         Mr. Berry is an investor.

16.      Melanie Berry
         c/o Dougherty Summit Securities LLC
         90 South Seventh Street, Suite 4400
         Minneapolis, MN  55402
         Ms. Berry is an investor.

         None of the above-referenced Holders has, during the past five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have any of the Holders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, any of the Holders became subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Each individual Holder is a citizen of the United States. Summit Capital Appreciation Fund LP is a limited partnership organized in Minnesota. The Temple Company, LLP is a Minnesota limited partnership. Charmel Limited Partnership is a Nevada limited partnership. Charmel Enterprises, Inc. is a Nevada corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Common Stock of the Issuer were purchased by each Holder from available cash resources or working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         See Item 3. The Holders have acquired the Common Stock of the Issuer for investment purposes. Although the Holders have no plans to acquire additional Common Stock of the Issuer, they specifically reserve the right to purchase additional Common Stock of the Issuer or to sell Common Stock if they deem it in their best interest. The Holders specifically reserve the right to communicate with other shareholders of the Issuer regarding matters of common concern. The Holders do not have any plans or proposals respecting extraordinary corporate transactions effecting the Issuer, sale of its assets, changes in its management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or the listing of the Issuer's securities or similar actions, but the Holders do intend to explore opportunities to enhance shareholder value.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of December 20, 1998 by each of the Holders is set forth below:

                                            Number of Shares             Percentage of
                  Name                      of Common Stock            Outstanding Shares
                  ----                      ---------------            ------------------
         Marc H. Kozberg*                       200,000                      0.8%
         Bruce E. Hendry                        795,000                      3.1%
         Dr. Demetre Nicoloff*                  270,000                      1.1%
         G. James Spinner*                      250,000                      1.0%
         Robert H. Paymar*                      300,000                      1.2%
         Stanley I. Barenbaum*                  200,000                      0.8%
         James A. Potter                         18,000            less than 0.1%
         Susan N. Potter                          2,500            less than 0.1%
         Summit Capital
            Appreciation Fund LP                200,000                      0.8%
         SCA Management
            Partners, L.L.P.*                   200,000                      0.8%
         The Temple Company,
            L.L.P.                               50,000                      0.2%
         Charmel Limited Partnership             65,200                      0.3%
         Charmel Enterprises, Inc.^              65,200                      0.3%
         Richard Fitzgerald#                     50,000                      0.2%
         Charles Berry#^                        115,200                      0.5%
         Melanie Berry^                          65,200                      0.3%

* Includes 200,000 shares of Common Stock owned by Summit Capital Appreciation Fund LP.
#     Includes 50,000 shares of Common Stock owned by The Temple Company, L.L.P.
^     Includes 65,200 shares of Common Stock owned by Channel Limited
      Partnership

         The Holders' response to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference.

         According to the Issuer's most recent Form 10-Q filing with the SEC, the Issuer has 25,432,233 shares of Common Stock outstanding. The Holders, at the present time, collectively own 1,348,900 shares of the Issuer's Common Stock, constituting approximately 5.3% of all of the outstanding voting Common Stock. Transactions by the Holders in Common Stock of the Issuer in the last 60 days are as follows:

                                             TYPE OF       NUMBER OF       PRICE/
          NAME                 DATE        TRANSACTION       SHARES        SHARE
          ----                 ----        -----------     ---------       ------
SCAP, LP*                    10/28/98          Buy           2,500         4.00
SCAP, LP                     11/09/98          Buy          15,000         4.0625
James A. Potter              11/06/98         Sell           3,000         4.0625
James A. Potter              11/09/98         Sell           2,000         4.00
Dr. Demetre Nicoloff         11/10/98          Buy          25,000         4.03125
Dr. Demetre Nicoloff         11/11/98          Buy           2,500         4.125
Dr. Demetre Nicoloff         11/12/98          Buy           5,000         4.3625
Dr. Demetre Nicoloff         11/12/98          Buy          27,500         4.25
SCAP, LP                     11/13/98          Buy          15,000         4.125
Dr. Demetre Nicoloff         11/16/98          Buy          10,000         4.0625
SCAP, LP                     11/16/98          Buy          20,000         4.0938
Robert H. Paymar             11/18/98          Buy          25,000         3.9375
G. James Spinner             11/18/98          Buy          15,000         3.9375
Bruce E. Hendry              11/24/98          Buy         400,000         4.1094
Bruce E. Hendry              11/27/98          Buy         100,000         4.4375
Bruce E. Hendry              11/30/98          Buy           5,500         4.375
Bruce E. Hendry              12/02/98          Buy          98,700         4.5378
James A. Potter              12/02/98          Buy           5,000         4.5625
Robert H. Paymar             12/02/98          Buy          25,000         3.9375
Bruce E. Hendry              12/03/98          Buy          81,000         4.5525
Bruce E. Hendry              12/07/98          Buy         110,500         4.4881
G. James Spinner             12/08/98          Buy          10,000         4.5625
James A. Potter              12/14/98          Buy           1,000         4.375
Temple #                     12/15/98          Buy          14,000         4.4714
Temple                       12/16/98          Buy          36,000         4.774
Charmel L.P.^                12/16/98          Buy          65,200         4.774
SCAP, LP                     12/17/98         Sell          10,000         4.875

*Summit Capital Appreciation Fund LP
# The Temple Company
^ Charmel Limited Partnership

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A -- Agreement as to joint filing pursuant to Regulation
Section 240.13d-1(f)(1)(iii).

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  December 28, 1998
                                                        /s/ Bruce E. Hendry
                                                        ------------------------


                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  December 28, 1998
                                                        /s/ Marc H. Kozberg
                                                        ------------------------


                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  December 28, 1998

                                                        /s/ Dr. Demetre Nicoloff
                                                        ------------------------


                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  December 28, 1998

                                                        /s/ G. James Spinner
                                                        ------------------------

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  December 28, 1998

                                                        /s/ Robert H. Paymar
                                                        ------------------------


                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  December 28, 1998

                                                        /s/ Stanley L. Barenbaum
                                                        ------------------------


                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  December 28, 1998

                                                        /s/ James A. Potter
                                                        ------------------------


                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  December 28, 1998

                                                        /s/ Susan N. Potter
                                                        ------------------------

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  December 28, 1998

                                              SUMMIT CAPITAL APPRECIATION
                                              FUND LP

                                              By: SCA Management Partners L.L.P.

                                              By: /s/ Marc H. Kozberg, a partner
                                                  ------------------------------

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  December 28, 1998

                                              SCA MANAGEMENT PARTNERS, L.L.P.

                                              By: /s/ Marc H. Kozberg, a partner
                                                  ------------------------------


                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  December 28, 1998

                                              THE TEMPLE COMPANY, L.L.P.


                                              By: /s/ Charles Berry, a partner
                                                  ------------------------------

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  December 28, 1998

                                              CHARMEL LIMITED PARTNERSHIP

                                              By: Charmel Enterprises, Inc.

                                              By: /s/ Charles Berry, President
                                                  ------------------------------

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  December 28, 1998

                                              CHARMEL ENTERPRISES, INC.


                                              By: /s/ Charles Berry, President
                                                  ------------------------------

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  December 28, 1998

                                                  /s/ Richard Fitzgerald
                                                  ------------------------------

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  December 28, 1998

                                                  /s/ Charles Berry
                                                  ------------------------------


                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  December 28, 1998

                                                  /s/ Melanie Berry
                                                  ------------------------------

                                    EXHIBIT A

                          AGREEMENT AS TO JOINT FILING


         Pursuant to Regulation Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D relating to Cone Mills Corporation is being filed on behalf of each of the undersigned.

                            /s/ Bruce E. Hendry
                            ----------------------------------------

                            /s/ Marc H. Kozberg
                            ----------------------------------------

                            /s/ Dr. Demetre Nicoloff
                            ----------------------------------------

                            /s/ G. James Spinner
                            ----------------------------------------

                            /s/ Robert H. Paymar
                            ----------------------------------------

                            /s/ Stanley I. Barenbaum
                            ----------------------------------------

                            /s/ James A. Potter
                            ----------------------------------------

                            /s/ Susan N. Potter
                            ----------------------------------------

                            SUMMIT CAPITAL APPRECIATION
                             FUND LP

                            By:   SCA Management Partners L.L.P.

                                  By: /s/ Marc H. Kozberg, a partner
                                      ------------------------------
                            SCA MANAGEMENT PARTNERS, L.L.P.

                            By: /s/ Marc H. Kozberg, a partner
                                ------------------------------------

                            THE TEMPLE COMPANY, L.L.P.

                            By: /s/ Charles Berry, a partner
                                ------------------------------------

                            CHARMEL LIMITED PARTNERSHIP

                            By:     Charmel Enterprises, Inc.

                                    By: /s/ Charles Berry, President
                                        ----------------------------

                            CHARMEL ENTERPRISES, INC.

                            By: /s/ Charles Berry, President
                                ------------------------------------

                            /s/ Richard Fitzgerald
                            ----------------------------------------

                            /s/ Charles Berry
                            ----------------------------------------

                            /s/ Melanie Berry
                            ----------------------------------------